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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 4
                                     TO
                               SCHEDULE 14D-1

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                            GLEASON CORPORATION
                     (Name of Subject Company (Issuer))

                       TORQUE ACQUISITION CO., L.L.C.
                                  (Bidder)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                 377339106
                   (CUSIP Number of Class of Securities)

                            GLEASON CORPORATION
                        ATTN: EDWARD J. PELTA, ESQ.
                              VICE PRESIDENT,
                       GENERAL COUNSEL AND SECRETARY
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                          TELEPHONE:(716) 473-1000
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidder)

                                  COPY TO:
                            BLAINE V. FOGG, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000

                         CALCULATION OF FILING FEE:

       TRANSACTION VALUATION**                        Amount of Filing Fee
---------------------------------------------------------------------------
             $193,509,856                                 $38,702
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** Estimated for purposes of calculating the amount of the filing fee only.
   The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $38,702            Filing party:   Torque Acquisition Co., L.L.C.
Form or registration no.:  Schedule 14D-1     Date filed:     December 15, 1999

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

                       (Continued on following pages)


                  This Amendment No. 4 to the Tender Offer Statement on
Schedule 14D-1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed on December 15, 1999 (the "Schedule 14D-1") by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P., relating to the joint tender offer by Acquisition Company and Gleason Corporation, a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. Acquisition Company hereby amends and supplements the Schedule 14D-1 as follows:

ITEM 7. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Item 11 is hereby amended and supplemented as follows:

         As was contemplated and disclosed in the Offer to Purchase, additional members of the management of the Company (the "New Management Investors") have entered into a management subscription agreement (the "Management Subscription Agreement"), pursuant to which they generally have elected to retain their Shares and existing options to purchase Shares following the completion of the transaction. A form of the Management Subscription Agreement is attached hereto as Exhibit (c)(24).

         In electing to retain their Shares and existing options, the New Management Investors have generally agreed, among other things, not to tender any shares of Common Stock pursuant to the Offer, to vote all Shares held by them in favor of the Merger and the approval and adoption of the Merger Agreement, and not to sell or transfer any Shares or existing options.

         As disclosed in the Offer to Purchase, the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of shares which would result in the Acquisition Parties (as defined in the Offer to Purchase) owning in the aggregate at least two-thirds of the Shares outstanding on a fully diluted basis after giving effect to the repurchase of shares by the Company in the Offer (the "Minimum Condition"). As disclosed in the Offer to Purchase, the decision by the New Management Investors not to tender their Shares and existing options in the Offer and to roll over such Shares and existing options in the Merger has resulted in a reduction in the number of Shares required to be tendered to satisfy the Minimum Condition. The number of Shares which must now be tendered to satisfy the Minimum Condition is 6,375,984 Shares.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

(c)(24)  Form of Management Subscription Agreement.



                                 SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2000

                                                TORQUE ACQUISITION CO., L.L.C.


                                                By: /s/ SANDER M. LEVY
                                                   --------------------------
                                                    Name:  Sander M. Levy
                                                    Title: President



                               EXHIBIT INDEX

EXHIBITS
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(c)(24)         Form of Management Subscription Agreement.